Exhibit 99.2

Additional Factors That May Affect Operating Results

Our success depends on our relationships with motorsports sanctioning bodies, particularly NASCAR

Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction the races we promote at our facilities, particularly NASCAR, the sanctioning body for the NASCAR Winston Cup, NASCAR Busch and NASCAR Craftsman Truck series events. NASCAR-sanctioned races conducted at our wholly-owned subsidiaries accounted for approximately 84% of our total revenues in fiscal 2002.

Each NASCAR sanctioning agreement is awarded on an annual basis. NASCAR is not required to continue to enter into, renew or extend sanctioning agreements with us to conduct any event. Moreover, although our general growth strategy includes the possible development and/or acquisition of additional motorsports facilities, it cannot be assured that any sanctioning body, including NASCAR, will enter into sanctioning agreements with us to conduct races at any of our newly developed or acquired facilities. Failure to obtain a sanctioning agreement for a major NASCAR event could negatively affect us. Similarly, notwithstanding NASCAR’s recent approval of our proposal for realignment of NASCAR Nextel Cup Series dates among our North Carolina, Darlington and California facilities beginning in 2004, NASCAR is not obligated to modify its race schedules to allow us to schedule our races more efficiently. By sanctioning an event, NASCAR neither warrants, expressly or by implication, nor takes responsibility for, the success, financial or otherwise, of the sanctioned event or the number or identity of vehicles or competitors participating in the event.

Bad weather could adversely affect us

We promote outdoor motorsports events. Weather conditions affect sales of, among other things, tickets, food, drinks and merchandise at these events. Poor weather conditions could have a negative effect on us, particularly as it relates to walk-up ticket sales.

Postponement and/or cancellation of major motorsports events could adversely affect us

If an event scheduled for one of our facilities is postponed because of weather or other reasons such as, for example, the general postponement of all major sporting events in the United States following the September 11, 2001 terrorism attacks, we could incur increased expenses associated with conducting the rescheduled event, as well as possible decreased revenues from tickets, food, drinks and merchandise at the rescheduled event. If such an event is cancelled, we would incur the expenses associated with preparing to conduct the event as well as losing the revenues, including live broadcast revenues, associated with the event, to the extent such losses were not covered by insurance.

If a cancelled event is part of the NASCAR Winston Cup or NASCAR Busch series, we could experience a reduction in the amount of money received from television revenues for all of our NASCAR-sanctioned events in the series that experienced the cancellation. This would occur if, as a result of the cancellation, and without regard to whether the cancelled event was scheduled for one of our facilities, NASCAR experienced a reduction in television revenues greater than the amount scheduled to be paid to the promoter of the cancelled event.

Our financial results depend significantly on consumer and corporate spending

Our financial results depend significantly upon a number of factors relating to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income and corporate budgets such as:

• employment;

• business conditions;

• interest rates; and

• taxation rates.

These factors can impact both attendance at our events and advertising and marketing dollars available from the motorsports industry’s principal sponsors and potential sponsors. There can be no assurance that consumer and corporate spending will not be affected adversely by economic and other lifestyle conditions, thereby impacting our growth, revenue and profitability. General economic conditions were significantly and negatively impacted by the September 11, 2001 terrorist attacks and the war in Iraq and could be similarly affected by any future attacks, by a terrorist attack at any mass gathering or fear of such attacks, or by other acts or prospects of war. Any future attacks or wars or related threats could also increase our expenses related to insurance, security or other related matters. A weakened economic and business climate, as well as consumer uncertainty created by such a climate, could adversely affect our financial results. Finally, our financial results could also be adversely impacted by a domestic outbreak of severe acute respiratory syndrome or other epidemiological crisis.

Certain of our senior executives may have potential conflicts of interest

William C. France, our Chairman of the Board, and James C. France, our Vice Chairman and Chief Executive Officer, control NASCAR. Lesa France Kennedy, our President and one of our directors, is also a Vice President of NASCAR. Each of them, as well as our general counsel, spends part of his or her time on NASCAR’s business. Each of these individuals spends substantial time on our business and all of our other executive officers are available to us on a substantially full-time basis. Because of these relationships, certain potential conflicts of interest between us and NASCAR exist with respect to, among other things:

•  the terms of any sanctioning agreements that may be awarded to us by NASCAR;

•  the amount of time the employees mentioned above and certain other of our employees devote to NASCAR’s affairs; and

•  the amounts charged or paid to NASCAR for office rental, transportation costs, shared executives, administrative expenses and similar items.

Our success depends on the availability and performance of key personnel

Our continued success depends upon the availability and performance of our senior management team, particularly William C. France, James C. France and Lesa France Kennedy. Each of these individuals possesses unique and extensive industry knowledge and experience. While we believe that our senior management team has significant depth, the loss of any of the individuals mentioned above, or our inability to retain and attract key employees in the future, could have a negative effect on our operations and business plans.

We are controlled by the France family

The France family members, together, beneficially own approximately 35% of our capital stock and approximately 60% of the combined voting power of both classes of our common stock. Accordingly, if members of the France family vote their shares of common stock in the same manner, they can (without the approval of our other shareholders) elect our entire Board of Directors and determine the outcome of various matters submitted to shareholders for approval, including fundamental corporate transactions. If holders of class B common stock other than the France family elect to convert their beneficially owned shares of class B common stock into shares of class A common stock and members of the France family do not convert their shares, the relative voting power of the France family will increase. Voting control by the France family may discourage certain types of transactions involving an actual or potential change in control of us, including transactions in which the holders of class A common stock might receive a premium for their shares over prevailing market prices.

The IRS is currently performing a periodic examination of certain of our federal income tax returns that could result in a material negative impact on cash flow

The Internal Revenue Service is currently performing a periodic examination of our federal income tax returns for the years ended November 30, 1999, 2000 and 2001 and is examining the tax depreciation treatment for a significant portion of our motorsports entertainment facility assets. In accordance with SFAS No. 109 “Accounting for Income Taxes” we have accrued a deferred tax liability based on the differences between our financial reporting and tax bases of such assets. See Note 9 to our audited consolidated financial statements, included in our report on Form 10-K for the fiscal year ended November 30, 2002, for further information. While we believe that our application of the federal income tax regulations in question is appropriate and we intend to vigorously defend the merits of our position, an adverse resolution of these matters could result in a material negative impact on cash flow.

Further impairment of goodwill could adversely affect our financial results

On December 1, 2001, we and our equity investee, Raceway Associates, adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized to earnings but are reviewed at least annually for impairment at the reporting unit level. Goodwill is the amount by which the costs of an acquisition accounted for using the purchase method exceeds the fair market value of the net assets acquired and is shown as an asset on our balance sheet. We recorded a non-cash after-tax charge of approximately $517.2 million, including approximately $3.4 million associated with our equity investment in Raceway Associates, as a cumulative effect of accounting change in the first quarter of fiscal 2002. Even after this charge, approximately $92.5 million, or 7.4% of our total assets as of May 31, 2003, is still represented as goodwill. If in the future the application of the annual test for impairment of goodwill results in a reduction in the carrying value of the goodwill, we will be required to take the amount of the reduction in goodwill as a non-cash charge against operating income, which would also reduce shareholders’ equity.

We may be held liable for personal injuries

Motorsports can be dangerous to participants and spectators. We maintain insurance policies that provide coverage within limits that we believe should generally be sufficient to protect us from a large financial loss due to liability for personal injuries sustained by persons on our property in the ordinary course of our business. There can be no assurance, however, that the insurance will be adequate or available at all times and in all circumstances. Our financial condition and results of operations could be affected negatively to the extent claims and expenses in connection with these injuries are greater than insurance recoveries or if insurance coverage for these exposures becomes unavailable or prohibitively expensive.

In addition, sanctioning bodies could impose more stringent safety regulations. Such regulations could include, among other things, the installation of new retaining walls at our facilities, which could increase our capital expenditures and/or expenses.

We operate in a highly competitive environment

As an entertainment company, our racing events face competition from other spectator-oriented sporting events and other leisure, entertainment and recreational activities, including professional football, basketball, hockey and baseball. As a result, our revenues are affected by the general popularity of motorsports, the availability of alternative forms of recreation and changing consumer preferences. Our racing events also compete with other racing events sanctioned by various racing bodies such as NASCAR, IRL, CART, United States Auto Club, National Hot Rod Association, International Motorsports Association, Sports Car Club of America, Grand American Road Racing Association, the Automobile Racing Club of America and others. We believe that the primary elements of competition in attracting motorsports spectators and corporate sponsors to a racing event and facility are the type and caliber of promoted racing events, facility location, sight lines, pricing and customer conveniences that contribute to a total entertainment experience. Many sports and entertainment businesses have resources that exceed ours.

We are subject to changing governmental regulations and legal standards that could increase our expenses

We believe that our operations are in material compliance with all applicable federal, state and local environmental, land use and other laws and regulations. Nonetheless, if it is determined that damage to persons or property or contamination of the environment has been caused or exacerbated by the operation or conduct of our business or by pollutants, substances, contaminants or wastes used, generated or disposed of by us, or if pollutants, substances, contaminants or wastes are found on property currently or previously owned or operated by us, we may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability as to which we are self-insured could be material. State and local laws relating to the protection of the environment also can include noise abatement laws that may be applicable to our racing events. Our existing facilities continue to be used in situations where the standards for new facilities to comply with certain laws and regulations, including the Americans with Disabilities Act, are constantly evolving. Changes in the provisions or application of federal, state or local environmental, land use or other laws, regulations or requirements to our facilities or operations, or the discovery of previously unknown conditions, also could require us to make additional material expenditures to remediate or attain compliance.

Our development of new motorsports facilities (and, to a lesser extent, the expansion of existing facilities) requires compliance with applicable federal, state and local land use planning, zoning and environmental regulations. Regulations governing the use and development of real estate may prevent us from acquiring or developing prime locations for motorsports facilities, substantially delay or complicate the process of improving existing facilities, and/or increase the costs of any of such activities.

Governmental regulation may adversely affect the availability of sponsorships and advertising

The motorsports industry generates significant recurring revenue from the promotion, sponsorship and advertising of various companies and their products. Actual or proposed government regulation can impact negatively the availability to the motorsports industry of this promotion, sponsorship and advertising revenue. As examples, advertising by the tobacco and alcoholic beverage industries generally is subject to greater governmental regulation than advertising by other sponsors of our events. The combined advertising and sponsorship revenue from the tobacco and alcoholic beverage industries accounted for approximately 1.2% of our total revenues in fiscal 2002. In addition, the tobacco and alcoholic beverage industries have provided financial support to the motorsports industry through, among other things, their purchase of advertising time, their sponsorship of racing teams and their sponsorship of racing series such as the NASCAR Winston Cup and NASCAR Busch series. Implementation of further restrictions on the advertising or promotion of tobacco or alcoholic beverage products could adversely affect us.

We may be unable to acquire or develop new motorsports facilities

Our ability to acquire or develop motorsports facilities depends on a number of factors, including, but not limited to

• our ability to obtain additional sanctioning agreements to promote NASCAR Nextel Cup Series, NASCAR Busch Series or other major events at any new facilities

• the cooperation of local government officials;

• our capital resources;

• our ability to control construction and operating costs; and

• our ability to hire and retain qualified personnel.

Developing new motorsports facilities is expensive

Expenses associated with developing, constructing and opening a new facility may negatively affect our financial condition and results of operations in one or more future reporting periods. The cost of any new facility transaction will depend on a number of factors, including but not limited to:

• the facility’s location;

• the extent of our ownership interest in the facility; and

• the degree of any municipal or other public support.

Although we believe that we will be able to obtain financing to fund the acquisition, development and/or construction of additional motorsports facilities, we cannot be sure that adequate debt or equity financing will be available on satisfactory terms.

Our quarterly results are subject to seasonality and variability

We derive most of our income from a limited number of NASCAR-sanctioned races. As a result, our business has been, and is expected to remain, highly seasonal based on the timing of major racing events. For example, one of our NASCAR Winston Cup Series races is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenues and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30. Further, schedule changes as determined by NASCAR or other sanctioning bodies, as well as the acquisition of additional, or divestiture of existing, motorsports facilities could impact the timing of our major events in comparison to prior or future periods.